SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)
REPORT ON FORM 6-K

Attached is the English translation of the letter dated April 7, 2016, filed by the Company with the Mercado de Valores de Buenos Aires S.A. and the Comisión Nacional de Valores.

By letter dated April 7, 2016 the Company informs that it has acquired from its parent company IRSA Inversiones y Representaciones S.A. ("IRSA") 16,012 sqm corresponding to 14 floors (from the 13th to the 16th and from the 21st to the 30th) for a long-term rental purposes and 142 parking lots to be developed in the "Catalinas" area of the City of Buenos Aires. The building consists of 35,368 sqm of gross leasable area in 30 office floors and 316 parking lots in 4 subsoils, foreseeing the delivery of possession in December 2019 and the deed in December 2020.

The price of the transaction was established based on two components, a "Determined" part, corresponding to the land price according to the sqm that the Company acquires for an amount of ARS 455.7 million (approximately USD/m2 1,600 + VAT) that have been fully paid yesterday, and  a component "Determinable", where IRSA will transfer to the Company the real cost per sqm of the construction.

This acquisition will allow IRSA Commercial Properties to continue growing in the commercial real estate segment in Argentina by adding the most premium sqm of one of the best office buildings to be developed in the City of Buenos Aires.

The Audit Commitee has no objections towards this transaction, and its opinion is available to all shareholders in the company's headquarters.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for relationship with the markets
Dated: April 7, 2016